Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837 www.newmont.com

September 9, 2016

VIA EDGAR

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 17, 2016

Form 10-Q for the Quarter Ended June 30, 2016

Filed July 20, 2016

File No. 001-31240

Dear Mr. Arakawa:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (“Newmont,” the “Company,” “our” and “we” ) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Ms. Laurie Brlas of the Company dated August 16, 2016 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Risks and Uncertainties, page 100

1.	Your disclosures state that you do not anticipate developing the Conga Mine for the foreseeable future due to the current social and political environment surrounding the project. We also understand that you removed Conga from your reserve estimates and reclassified them as Mineralized Material based on your risk factor disclosure at page 22. Please tell us how you considered the negative developments experienced at the Conga Project and the reclassification from reserves to mineralized material in determining potential impairment of the assets associated with this project for the year ended December 31, 2015. Please describe and quantify the types of assets included in the $1.678 billion balance as of December 31, 2015 and tell us whether you have capitalized any costs associated with the Conga project during 2015 and 2016.

Mr. Craig Arakawa

September 9, 2016

Response – Conga Impairment Evaluation

Management has considered a variety of social and political developments surrounding the Conga project during the evaluation of impairment indicators over the last several years, since construction and development activities were largely suspended in November 2011. Following the completion of the Chailhuagon reservoir and the main access road in 2014, project activities in 2015 and 2016 have focused on the most critical work and continued engagement with the local communities and maintaining and protecting existing project infrastructure, while maintaining optionality. The Company continues to evaluate long-term options to continue development of the project once social and political acceptance is attained, including the potential development of the project with an additional partner. If acceptance is ultimately not attained, the Company will review alternatives, such as a sale of the property or an abandonment of the project. As of December 31, 2015 and June 30, 2016, no such decision had been made.

As of December 31, 2015, the Company reclassified the Conga reserves to Mineralized Material. While the Company previously met the requirements under SEC Industry Guide 7 to include the mineral deposit at Conga in its reported Probable Reserves, the decision to reclassify the Probable Reserves to Mineralized Material for Conga was driven primarily by the Company’s reprioritization of the project in its project development pipeline and the uncertainty surrounding the status of certain operating and construction permits due to the passage of time. As a result of these factors, the Company believes the classification as Mineralized Material more accurately reflects the priority and status of the Conga project for investors. It is important to note that the Company has not abandoned the mineral deposit at Conga and activation of operating and construction permits can ultimately be attained.

As a result of the reclassification of Probable Reserves to Mineralized Material, the Company analyzed whether this was an event or change in circumstance under ASC 360-10-35-21 that would indicate that the carrying amount of the Conga project may not be recoverable and require a test for recoverability. The Company determined that the reclassification of Probable Reserves to Mineralized Material for the Conga project did not constitute a triggering event as the change did not result in changes to the undiscounted cash flows expected from the project which would indicate a potential impairment. As of December 31, 2015, the project continues to maintain undiscounted future cash flows significantly in excess of the carrying amount of the Conga assets.

Mr. Craig Arakawa

September 9, 2016

The Conga development project consisted of the following asset values at December 31, 2014 and 2015 (in millions):

Conga Project Assets	2014	2015
Engineering and Related Costs	$389	$389
Mill and Process Equipment	309	307
Mobile Equipment	62	62
Permitting / Owner’s Cost	239	239
Camp/Support Infrastructure/Earthworks	559	559
Capitalized Interest	66	66
Land, Mineral Interests and Other	101	94

Total Assets	$1,725	$1,716

Accumulated Depreciation	(25)	(38)

Total Net Assets	$1,700	$1,678

The Company has not capitalized any costs associated with the Conga project since December 31, 2014, but has expensed the costs associated with care and maintenance of the Conga project. Care and maintenance costs were $7.5 million for the six months ended June 30, 2016 and $26.9 million for the twelve months ended December 31, 2015.

Form 10-Q for the Quarter Ended June 30, 2016

Note 1 – Basis of Presentation, page 5

2.	We note you entered into binding agreements on June 30, 2016 to sell your 48.5% interest in PT Newmont Nusa Tenggara, the operator of the Batu Hijau mine and that you expect the transaction to close in the third quarter of 2016. You also disclose that the sale does not meet the held for sale criteria under ASC 360 and that you will not present PT Newmont Nusa Tengarra as a discontinued operation. Please address the following points:

•	Provide the analysis you performed under ASC 360-10-45-9 in determining that the held for sale criteria was not met at June 30, 2016.

•	Explain to us the factors you considered in determining the sale did not qualify as discontinued operations under ASC 205-20-45. In this regard, we note that in all periods presented Batu Hijau has been responsible for the majority of your copper sales and has been a significant contributor to your income before taxes and other items disclosed in your tables at note 4.

Mr. Craig Arakawa

September 9, 2016

Response – Held for Sale Evaluation

On June 30, 2016, the Company announced plans to sell its economic interest in PT Newmont Nusa Tenggara (“PTNNT”) to PT Amman Mineral Internasional (“PTAMI”). Management considered the criteria in ASC 360-10-45-9 to determine whether PTNNT should be classified as held for sale as of June 30, 2016 and concluded that the criteria in ASC 360-10-45-9 (d) and (f) were not met for the reasons described below:

(d) The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

As of June 30, 2016, management was not able to conclude that the sale of our economic interest in PTNNT was probable within the next 12 months. This conclusion was based on management’s assessment of the various conditions precedent to closing specified in the Sales and Purchase Agreement and related documents. Due to the complexity of the ownership structure of PTNNT and associated financing arrangements, certain conditions precedent included in the Sales and Purchase Agreement relate to matters beyond our control and the buyer’s control but must be completed to achieve closing. The key conditions precedent considered in management’s assessment included the following:

•	The sale of PTNNT shares to PTAMI requires the approval of the Indonesian Ministry of Energy and Mineral Resources and the Indonesian Investment Coordinating Board. Management considered the various challenges, delays and disputes it has experienced in its dealings with the Indonesian government for various operating permits, export permits and its contract of work in evaluating this condition to closing and does not believe that government approval is perfunctory. As described in more detail below regarding the requirement to hold a valid export permit, the process of working with the Indonesian government to negotiate changes to the Company’s Contract of Work (the investment agreement entered into by PTNNT and the Indonesian government in 1986, which includes the right to export copper concentrates and a prohibition against new taxes, duties and levies) and obtain export permits every six months has been challenging and unpredictable. These efforts have required a significant amount of time from management and have resulted in delays in our ability to export copper concentrate at various times, limited progress in renegotiating the Contract of Work and a shut-down of operations during part of 2014 that resulted in the filing of an arbitration proceeding against the Indonesian government with the International Center for the Settlement of Investment Disputes. Approval of the transaction by the Indonesian government is outside the control of the Company. As of September 9, 2016, the Company had received approval from the Indonesian Ministry of Energy and Mineral Resources, but had not yet received approval for the transaction from the Indonesian Investment Coordinating Board.

•

Under the terms of the Sales and Purchase Agreement, PTNNT is required to hold a valid export permit for the shipment of concentrates to foreign smelters. PTNNT’s current export permit was received on May 22, 2016 and is valid for six months, expiring on November 21, 2016. Management considered that this condition precedent may not be met if the sale of PTNNT is not completed prior to the expiration of the current export permit and no new export permit is received by PTNNT. Historically, obtaining export permits from the Indonesian government in a timely manner has been unpredictable and resulted in delays in the export and sale of concentrates by PTNNT. As disclosed on Pages 21 and 22 of our 2015 Form 10-K, in January

Mr. Craig Arakawa

September 9, 2016

2014, the Indonesian government issued new regulations pertaining to domestic processing and refining and the export of copper concentrate that contained restrictive conditions for export permits and a new export duty, which regulations conflict with the provisions of the Contract of Work. After PTNNT’s Batu Hijau mine was shut down in June 2014 due to an inability to export copper concentrate and PTNNT and its majority shareholder filed for international arbitration, PTNNT and the government entered into a Memorandum of Understanding in September 2014 that set out a framework for negotiating an amendment to the Contract of Work. PTNNT and the Indonesian government have not yet reached agreement on terms for an amendment to the Contract of Work and no assurances can be made in respect of the outcome of such negotiations or future permit renewals. This issue has been exacerbated by the fact that the Indonesian government requires that export permits be issued every six months and the Company has consistently experienced delays in receiving new export permits.

•	An existing PTNNT shareholder, PT Multi Daerah Bersaing (“PTMDB”) is required to concurrently close the sale of its 24% interest in PTNNT. To complete the sale, certain of PTMDB’s existing lenders that hold a security interest in the 24% stake must agree to the sale. These lenders must also agree to renegotiated terms of their loans to PTMDB and an assignment of those loans to PTAMI, as they will be subordinate to the Senior Lenders providing financing to PTAMI for its purchase of PTNNT. Negotiations have been ongoing for several quarters, and terms were still not finalized or agreed to between PTMDB and its lenders as of June 30, 2016. The resolution of this condition to closing is outside the control of the Company. As of September 9, 2016, this condition to closing was still unsatisfied.

•	The sale to PTAMI of our loan to PT Pukuafu Indah (“PTPI’), which is secured by PTPI’s 17.8% interest in PTNNT, is required to close concurrently with the sale of PTNNT to PTAMI. The sale of the PTPI loan is subject to the resolution of certain tax matters pertaining to PTPI that remained unresolved as of June 30, 2016. Management considered the fact that based on notice received from the Indonesian Tax Office, the unresolved PTPI tax matters could result in restrictions being placed on PTPI’s shares in PTNNT, potentially preventing the sale of our loan to PTAMI at closing and, thereby, preventing the transaction. As of September 9, 2016, an agreement is in place between the parties to resolve the PTPI tax matters with the Indonesian Tax Office prior to closing, but final resolution has not yet been achieved.

(f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Based on the complexity of the ownership structure of PTNNT, the challenges the Company has experienced in negotiating the sale of its economic interest in PTNNT and the conditions precedent to the closing of the transaction noted above, the Company concluded that it was likely that significant changes to the plan to sell PTNNT may be required to complete the transaction. The Company also considered its previous experience with similar transactions in Indonesia, including the previous partial divestiture transactions of our ownership in PTNNT (which resulted in protracted delays and international arbitration), as well as the challenges of obtaining government approvals.

Mr. Craig Arakawa

September 9, 2016

Based on the above, the Company concluded that the assets held for sale criteria under ASC 360-10-45-9 had not been met as of June 30, 2016, and continued to classify PTNNT as held for use.

Response – Discontinued Operations Evaluation

In determining whether the sale of PTNNT qualified as discontinued operations, management considered ASC 205-20-45-1B which outlines the requirements for reporting discontinued operations as follows:

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a)	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b)	The component of an entity or group of components of an entity is disposed of by sale.

c)	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

PTNNT did not meet the criteria to be reported as an asset held for sale (see response above), had not been disposed of by sale and had not been disposed of other than by sale. Therefore, management concluded that as of June 30, 2016 PTNNT did not qualify as a discontinued operation per ASC 250-20-45-1B. If we meet one of the criteria at a later date, the Company expects to report PTNNT as discontinued operations given it would be considered a strategic shift that will have a major effect on our operations and financial results.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Craig Arakawa

September 9, 2016

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact John W. Kitlen, Vice President , Controller and Chief Accounting Officer at (303) 837-5474, or Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Laurie Brlas

Laurie Brlas Executive Vice President and Chief Financial Officer

cc:	Brian McAllister

Stephen Gottesfeld, Executive Vice President and General Counsel

John Kitlen, Vice President, Controller and Chief Accounting Officer

Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary

Ron Butler, Partner, Ernst & Young